July 29, 2024

Alfred Poor
Chief Executive Officer
Ideanomics, Inc.
1441 Broadway , Suite 5116
New York , NY 10018

       Re: Ideanomics, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           File No 1-35561
Dear Alfred Poor:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
General

1.     We note the Forms NT 10-Q and NT 10-Q/A you filed on May 15, 2024 and
May 16,
       2024, respectively. Please tell us when you plan to file your Form 10-Q for the quarterly period ended March 31, 2024.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 with any questions.



                                                            Sincerely,
 July 29, 2024
Page 2

                Division of Corporation Finance
                Office of Manufacturing